ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

5 August 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

pp K. Callaghan

Andrew Geddes
Corporate Communications

encls

dlw 8/18

ventracor

asx announcement

Ventracor Provides US Reimbursement Update

Sydney 5 August 2004: Ventracor Limited today welcomed confirmation of a ruling by the US Centers for Medicare & Medicaid Services (CMS) to increase reimbursement rates for cardiac assist systems as permanent implants.

Effective October 2004, cardiac assist devices, including left ventricular assist systems will be reassigned to the same reimbursement category as heart transplants which will increase the payment for these devices according to the CMS.

Cardiac assist systems were previously only approved for reimbursed as a 'bridge-to-transplant' to keep patients alive while awaiting a heart transplant.

The new rule means they are now approved as a 'destination' therapy for patients requiring permanent mechanical cardiac support but for whom a transplant is not anticipated.

Ventracor Chief Executive Officer, Colin Sutton PhD, welcomed the development noting that it further enhanced the economics of the cardiac assist device industry.

"A higher reimbursement rate is likely to benefit all companies in the cardiac assist area and spur additional usage in our main target market – the USA.

"Over time, companies like Ventracor developing next generation devices like the VentrAssist™ are likely to benefit from this," Dr Sutton said.

Ventracor's CE Mark trial for approval to sell in Europe will begin soon. The company will also submit an Investigational Device Exemption (IDE) to the US FDA this year with a view to beginning US clinical trials in 2005.

The CMS is a US federal agency within the US Department Health and Human Services. CMS runs the US Medicare and Medicaid programs that benefit 75 million elderly Americans. For more information on changes to US reimbursement visit: http://www.cms.hhs.gov

About Ventracor
Ventracor (ASX: VCR) is an international medical technology company that has developed a life-saving heart pump, the VentrAssist™ left ventricular assist system (LVAS), for patients in cardiac failure. The company is focused on commercialising the VentrAssist ™ and bringing it to global markets in record time. Ventracor is confident of obtaining a significant share of the massive LVAS market, which independent analysts expect to be valued at between $US7.5 billion and US$12 billion in coming years.

For more information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
02 9406 3086